Exhibit 99.1

El Corte Inglés S.A. Begins Selling Turbo Energy’s GoSolar Solution

VALENCIA, Spain, April 16, 2024 -- Turbo Energy, S.A. (Nasdaq: TURB) (“Turbo Energy” or the “Company”), a leader in the field of photovoltaic energy storage, today announced that El Corte Inglés S.A., the biggest department store group in Europe and the third largest worldwide, has launched Turbo Energy’s GoSolar offering for sale this week.

This move is expected to allow El Corte Inglés S.A. to further pursue its commitment to innovation and sustainability, aligning with Turbo Energy’s pursuit of cleaner and more efficient solutions in the field of photovoltaic generation.

Headquartered in Madrid, El Corte Inglés S.A. is the only remaining department store chain in Spain and Portugal. The company has been a member of the International Association of Department Stores since 1998. Its stores and online site offer a wide range of products including music, movies, portable and household electronics, furniture, hardware, books, clothes, groceries, gourmet food, cars and real estate.

GoSolar is a lightweight and portable solar energy storage solution designed to provide consumers with similar capabilities as our flagship SunBox product, at a fraction of the cost and size. GoSolar is perfect for homeowners looking to reduce their electric bills and minimize their carbon footprint, and compatibility with most household outlets makes installation easy and seamless for the end-user.

“We are very excited that El Corte Inglés S.A., the third largest department store group in the world, will be selling our GoSolar product,” said Turbo Energy’s CEO, Mariano Soria. “This development, we believe, will contribute to the sustainable reduction of energy costs for thousands of homes and businesses.”

GoSolar complements Turbo Energy’s range of available products, which spans from this small “Do it yourself” kit to the industrial version launched in 2023, as well as the successful all-in-one residential version. All Turbo Energy products come with a mobile application designed for end-users, enabling them to monitor their system’s energy usage and customize its operations accordingly. Through the use of Artificial Intelligence from a cloud platform, Turbo Energy optimizes the use of the generated photovoltaic energy and gathers data to provide increasingly efficient individual and community clean energy services.

About Turbo Energy, S.A.:

Turbo Energy is a Spanish company listed on NASDAQ (ticker: TURB), a leader in photovoltaic energy storage technology managed through Artificial Intelligence. The company’s goal is to develop innovative solutions that allow end consumers to harness the full potential of solar energy and reduce their electricity costs. With a combination of Artificial Intelligence and advanced technology, Turbo Energy is paving the way for a more sustainable and energy-efficient future. For more information, visit www.turbo-e.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and Turbo Energy, S.A. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

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